Exhibit 99.2

Snow Lake Lithium Provides Final Update Following Successful Completion of the 2022 Grass River Drilling Campaign

Results:

●	2.0 % Li2O over 16 meters starting at 30.9 meters down hole (CBP-007)

o	Including 3.1 % Li2O over 1.5 meters

●	1.8 % Li2O over 3.0 meters starting at 210.3 meters down hole (GRP-018)

o	Including 3.6 % Li2O over 1.5 meters

●	2.0 % Li2O over 6.0 meters starting at 125.0 meters down hole (GRP-013)

o	Including 3.2 % Li2O over 1.5 meters

●	2.9 % Li2O over 2.3 meters starting at 84.2 meters down hole (GRP-021)

o	Including 3.2 % Li2O over 1.5 meters

●	Media Assets can be downloaded here: Snow Lake Lithium – Grass River Drilling Campaign

MANITOBA, CAN, January 11, 2023 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), today announced the final drill results and an update and analysis following the recently completed 2022 Grass River drilling campaign. All geochemical analyses from SGS Laboratories Canada Inc. of Lakefield, Ontario (“SGS Lakefield”) have been received and significant intersections are listed in Table 1.0 with the new drill results highlighted in black bold text for reference.

The pegmatite geology in the Grass River area (“GRP”) is significantly more complex than the Thompson Brothers Lithium dyke, which was recognized early in the drill campaign. As noted by several geologists at the core house, several intersections of coarse-grained spodumene pegmatites were logged in multiple holes within the Grass River area. Due to this level of complexity, Snow Lake engaged SGS Lakefield to assist with modeling the GRP dyke to better understand the three-dimensional (3D) composition of the subsurface area.

Based on the final wireframe modeling of the pegmatite dykes at Grass River, SGS Lakefield was able to identify a minimum of three distinctive spodumene bearing pegmatite dykes. Snow Lake’s technical personnel in the field hypothesized that there could be as many as five distinctive dykes based on core and field observations. Due to this higher density of dykes within the Grass River area, Snow Lake will refer to this area as the “GRP Dykes Swarm” as the Company’s drilling campaign progresses.

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Significant high grade Li2O intercepts continue to be produced by the GRP Dykes Swarm and to infer a compelling lithium presence beyond the resource identified from the initial scoping study. Drill holes GRP-013 and GRP-021 both returned a 1.5-meter intercept of 3.2% Li2O while the highest recorded intercept of 3.6% Li2O was retrieved from hole GRP-018. These intercepts have been recovered from between 80 and 200 meters down hole, which suggests that Li2O levels may be rising at greater depths (See Table 1.0, Figure 1.0 and Sections 2, 3 and 4).

A stunning interval of 16.0 meters of 2.0% Li2O, including a 1.5-meter intercept of 3.1% Li2O, was obtained by drill hole CBP-007. This hole, which was collared on the main deposit’s North-West strike extension, shows that the dyke has remarkable continuity (See Section 1). As the Company focuses on expanding its identified resource base within the GRP Dykes Swarm, the North-West extension will be the focus of the winter drilling program in 2023.

Dale Schultz, Snow Lake’s Project Manager and VP of Resource Development, commented, “The results of the 2022 Grass River drilling campaign demonstrate the Company’s continued success in expanding its identified resource base and evaluating additional pegmatites for lithium extraction. Our analysis, completed in collaboration with SGS Lakefield, has shown that the high-grade lithium intercepts confirm the presence of Li2O deposits in the GRP Dykes Swarm with further investigation required at depth. As we begin the 2023 winter drilling program, we look forward to examining the North-West extension of the GRP area and advancing our resource expansion plans over the coming months.”

GRP Dykes Swarm

Geology of the GRP Dykes Swarm and host rocks - The GRP dykes crosscut plutonic intrusive rocks of Monzonite composition, exhibiting medium to coarse grained Plagioclase crystals within a fine to medium grained mafic groundmass. Albitic to potassic feldspars occur frequently within the rock. The groundmass consists of amphiboles and occasional biotite. Garnet has been observed in small clusters within rare melanocratic groundmass. The Monzite has been subject to considerable seracitic and hematitic alteration, often resulting in destruction of the original plutonic minerals and giving the rock a “bleached” appearance. Small quartz and granitic Aplite dykes are common.

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The GRP Dykes Swarm appear to strike 110° and dip about 60-65o SSW. The mineralogy of the dykes is typical for lithium bearing pegmatite dykes, and consists of potassic feldspars, quartz, muscovite and to a lesser extent biotite, tourmaline and rare garnets and very rare beryl. The lithium bearing mineral is spodumene, which varies considerably in both grain size and distribution within the dykes. Spodumene crystals can vary in size from 1 cm to more than10+ cm in size. The GRP dykes often exhibit very large spodumene crystals, often ranging in size from 10-15 cm long. The distribution of the crystals within the dyke intersections is sporadic, with some sections containing up to 25 to 30 percent spodumene, and other sections that are spodumene poor to barren, suggesting multiple pulses of fluids and crystal mush from the parent granitic magma. The mineralogy and mineral zonation of the dyke(s) will be the subject of further study in the coming months.

Analytical - Half core samples are sent to SGS Lakefield for analysis. Core samples are initially crushed to a size of -12.7 mm, then fragmented to 75% passing 2mm and eventually extruded into a 250 g pulp that is pulverized to 85% passing 75 microns. Samples are sodium peroxide fused and run on ICP-AES and/or ICP- MS generating 56 element suit.

Qualified Person Statement - The information in this news release was compiled and reviewed by Dale Schultz, a Qualified Person, as defined by the Securities and Exchange Commission’s S-K 1300 rules for mineral deposit disclosure, a Professional Geoscientist (P.Geo.) and a registered member of the Engineer and Geosciences of Manitoba (no. 24846) RPO (Recognized Professional Organization). Mr. Dale Schultz is the Project Manager and VP of Resource Development at Snow Lake and has sufficient experience relevant to the crystallization of lithium-cesium-tantalum (LCT) type pegmatite deposits under evaluation.

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Table 1.0 – List of Intercept cited in the Release

Hole_id	From (m)	To (m)	Width (m)	Li2O (%)
SGP-001	19.1	21.3	2.2	1.5
SGP-002	22.6	24.9	2.3	1.5
SGP-002	191.3	194.0	2.7	1.9
SGP-003	65.4	66.8	1.4	1.1
SGP-003	181.5	183.0	1.4	1.1
SGP-004		No Significant intersection
SPG-005	18.4	19.0	0.6	2.5
SPG-005	174.5	177.3	2.8	2.8
SPG-006		No Significant intersection
SGP-007	110.0	113.0	3.0	1.1
GRP-001	36.0	37.1	1.1	1.5
GRP-001	42.9	44.2	1.3	1.0
GRP-002	69.0	75.0	6.0	1.3
GRP-003	16.0	22.0	6.0	2.4
GRP-003	78.5	83.4	4.9	2.4
GRP-004	18.9	21.5	2.6	1.4
GRP-004	96.1	97.0	0.9	1.1
GRP-004	108.2	112.0	3.8	1.3
GRP-005	30.5	41.0	10.5	1.3
GRP-006	4.0	8.0	4.0	1.4
GRP-006	13.1	17.0	3.9	1.6
GRP-007	5.0	11.0	6.0	1.1
GRP-008	69.0	77.8	8.8	2.1
includes	71.0	72.5	1.5	3.4
GRP-008	161.0	165.3	4.3	1.3
GRP-009	206.9	213.0	6.1	1.4
GRP-010	98.0	102.5	4.5	1.2
GRP-010	105.5	107.0	1.5	1.3
GRP-010	173.2	174.5	1.3	1.1
GRP-011	110.0	113.0	3.0	1.1
GRP-011	210.5	216.0	5.5	0.9
GRP-012	131.0	137.0	6.0	2.4
includes	135.5	137.0	1.5	4.0
GRP-012	141.5	143.9	2.4	1.2
GRP-013	125.0	131.0	6.0	2.0
includes	126.5	128.0	1.5	3.2
GRP-014	104.0	109.2	5.2	2.1
GRP-014	192.3	193.5	1.2	2.2
GRP-014	197.3	198.9	1.6	3.0
includes	198.2	198.9	0.7	5.9
GRP-015	143.2	144.7	1.5	2.0
GRP-015	147.0	148.0	0.9	1.1
GRP-016		No Significant intersection

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GRP-017	97.0	100.6	3.7	1.3
GRP-017	176.7	178.4	1.7	1.6
GRP-017	207.8	208.9	1.1	1.2
GRP-018	118.5	120.4	1.9	1.0
GRP-018	210.3	213.2	3.0	1.8
includes	210.3	210.9	0.6	3.6
GRP-019		No Significant intersection
GRP-020		No Significant intersection
GRP-021	72.6	74.0	1.4	1.1
GRP-021	84.2	86.5	2.3	2.9
includes	84.2	85.7	1.5	3.2
GRP-022	102.5	105.5	3.0	2.1
GRP-023		No Significant intersection
GRP-024	25.9	27.1	1.2	1.7
GRP-024	223.7	226.5	2.8	1.2
GRP-025	31.5	32.4	1.0	1.1
GRP-026	34.0	35.0	1.0	1.0
GRP-027	40.5	41.0	0.5	1.5
GRP-027	47.0	54.5	7.5	1.3
CBP-001	29.5	30.5	1.1	1.1
CBP-001	179.9	188.0	8.1	1.0
CBP-002		No Significant intersection
CBP-003	27.6	29.6	2.0	1.2
CBP-004		No Significant intersection
CBP-005	3.0	7.5	4.5	1.2
CBP-005	10.5	15.0	4.5	2.2
CBP-006	17.0	19.3	2.3	1.6
CBP-006	32.4	33.1	0.7	1.4
CBP-006	38.0	41.0	3.0	1.7
CBP-007	30.9	46.9	16.0	2.0
includes	43.5	45.0	1.5	3.1
CBP-008		No Significant intersection
Black Bold text indicates Newly releasted intercpts

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Figure 1.0 – Plan view drill hole location map of the Grass River Pegmatite Dykes Swarm

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Section 1 – Cross Section of hole CBP-007

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Section 2 – Cross Section of hole CBP-018

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Section 3 – Cross Section of hole CBP-013

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Section 4 – Cross Section of hole CBP-021

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Table 2.0 – Significant Li2O% values listed in the News Release

DDH_ID	SAMP#	From (m)	To (m)	Li2O %
SGP-001	54503	19.1	20.3	1.9
SGP-001	54505	20.3	21.3	1.1
SGP-002	54520	22.6	24.0	1.1
SGP-002	54521	24.0	24.9	2.0
SGP-002	54527	191.3	192.5	1.9
SGP-002	54529	192.5	194.0	1.8
SGP-003	54553	65.4	66.8	1.1
SGP-003	54562	181.5	183.0	1.1
SGP-003	54566	185.2	186.6	0.8
SGP-005	54596	18.4	19.0	2.5
SGP-005	54616	174.5	176.0	3.3
SGP-005	54618	176.0	177.3	2.3
SGP-007	54669	110.0	111.5	1.0
SGP-007	54671	111.5	113.0	1.3
SGP-008A	54697	143.9	144.9	1.1
SGP-008A	54698	144.9	146.0	1.1
SGP-008A	54700	146.0	147.2	1.1
SGP-008A	54826	147.2	148.8	1.5
SGP-010	54690	185.7	187.0	1.5
GRP-001	51504	36.0	37.1	1.5
GRP-001	51507	38.1	39.4	1.0
GRP-001	51511	41.9	42.9	0.8
GRP-001	51513	42.9	44.2	1.0
GRP-002	51520	69.0	70.5	1.2
GRP-002	51522	70.5	72.0	1.7
GRP-002	51523	72.0	73.5	0.9
GRP-002	51524	73.5	75.0	1.2
GRP-003	51532	16.0	17.5	1.8

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GRP-003	51533	17.5	19.0	3.1
GRP-003	51535	19.0	20.5	3.6
GRP-003	51537	20.5	22.0	1.0
GRP-003	51546	77.1	78.5	1.5
GRP-003	51548	78.5	80.0	2.5
GRP-003	51550	80.0	81.5	1.3
GRP-003	51551	81.5	82.6	2.7
GRP-003	51553	82.6	83.4	1.0
GRP-004	51571	18.9	20.0	0.9
GRP-004	51573	20.0	21.5	1.7
GRP-004	51584	96.1	97.0	1.1
GRP-004	51596	108.2	109.5	1.4
GRP-004	51599	111.0	112.0	2.2
GRP-005	51617	30.5	32.0	1.1
GRP-005	51619	32.0	33.5	2.8
GRP-005	51620	33.5	35.0	1.3
GRP-005	51621	35.0	36.5	1.1
GRP-005	51622	36.5	38.0	1.0
GRP-005	51624	38.0	39.5	1.2
GRP-005	51625	39.5	41.0	0.9
GRP-006	51634	4.0	5.5	0.9
GRP-006	51635	5.5	7.0	2.3
GRP-006	51637	7.0	8.0	0.8
GRP-006	51644	13.1	14.0	1.0
GRP-006	51645	14.0	15.5	2.9
GRP-006	51647	15.5	17.0	2.5
GRP-007	51654	5.0	6.5	1.8
GRP-007	51657	8.0	9.5	1.2
GRP-007	51659	9.5	11.0	0.9
GRP-008	51755	69.0	70.0	1.2
GRP-008	51757	70.0	71.0	2.4

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GRP-008	51758	71.0	72.5	3.4
GRP-008	51760	72.5	74.0	2.2
GRP-008	51761	74.0	75.5	1.8
GRP-008	51763	75.5	77.0	1.4
GRP-008	51764	77.0	77.8	2.4
GRP-008	51772	161.0	162.5	1.0
GRP-008	51773	162.5	164.0	1.3
GRP-008	51775	164.0	165.3	1.5
GRP-009	51782	87.5	89.0	2.1
GRP-009	51783	89.0	90.5	1.5
GRP-009	51785	90.5	92.0	1.5
GRP-009	51786	92.0	93.5	2.0
GRP-009	51793	206.9	208.0	0.9
GRP-009	51794	208.0	209.0	2.1
GRP-009	51795	209.0	210.5	1.9
GRP-009	51797	210.5	212.0	1.0
GRP-009	51798	212.0	213.0	0.9
GRP-010	51673	98.0	99.5	0.9
GRP-010	51675	99.5	101.0	1.1
GRP-010	51676	101.0	102.5	1.8
GRP-010	51681	105.5	107.0	1.3
GRP-010	51686	173.2	174.5	1.1
GRP-011	51706	110.0	111.5	1.4
GRP-011	51707	111.5	113.0	0.8
GRP-011	51710	114.5	116.0	0.9
GRP-011	51725	210.5	212.0	1.0
GRP-011	51728	213.5	215.0	1.1
GRP-011	51730	215.0	216.0	1.0
GRP-012	51738	131.0	132.5	1.7
GRP-012	51740	132.5	134.0	1.5
GRP-012	51741	134.0	135.5	2.2
GRP-012	51743	135.5	137.0	4.0
GRP-012	51748	141.5	143.0	1.4
GRP-012	51749	143.0	143.9	0.8
GRP-013	51810	125.0	126.5	2.1
GRP-013	51811	126.5	128.0	3.2
GRP-013	51813	128.0	129.5	2.0
GRP-013	51815	129.5	131.0	0.9
GRP-014	51822	103.0	104.0	1.2
GRP-014	51823	104.0	105.5	2.8

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Table 3.0 – UTM Location, Azimuth and Dip of DDH listed in the Release.

DDH_ID	Northing	Easting	Elevation	Depth	AZ	Dip
CBP-001	6077381.6	452920.2	290.0	197.0	220.0	-45.0
CBP-002	6077385.0	452923.0	289.6	242.0	40.0	-45.0
CBP-003	6077579.3	452871.5	286.4	299.1	220.0	-45.0
CBP-004	6077579.3	452871.5	286.4	150.0	220.0	-65.0
CBP-005	6077653.6	452723.3	285.7	171.0	220.0	-45.0
CBP-006	6077653.6	452723.3	285.7	110.0	220.0	-65.0
CBP-007	6077750.7	452611.5	281.8	291.0	210.0	-45.0
CBP-008	6077750.2	452611.4	282.0	112.0	220.0	-65.0
GRP-001	6077320.9	452804.6	290.1	75.0	40.0	-45.0
GRP-002	6077319.9	452804.1	290.1	90.0	40.0	-60.0
GRP-003	6077376.5	452765.8	290.3	149.0	40.0	-45.0
GRP-004	6077376.0	452765.4	290.3	152.0	40.0	-60.0
GRP-005	6077375.7	452765.3	290.2	152.8	40.0	-80.0
GRP-006	6077393.1	452779.0	289.4	23.0	200.0	-45.0
GRP-007	6077393.8	452778.7	289.5	26.0	200.0	-70.0
GRP-008	6077267.7	452807.9	291.1	176.0	40.0	-45.0
GRP-009	6077267.0	452807.2	291.1	233.0	40.0	-60.0
GRP-010	6077232.4	452827.4	290.2	266.0	40.0	-45.0
GRP-011	6077232.6	452827.5	290.3	224.0	40.0	-60.0
GRP-012	6077232.6	452827.5	290.3	272.0	40.0	-75.0
GRP-013	6077267.0	452807.2	291.1	275.0	40.0	-75.0
GRP-014	6077268.2	452767.2	293.0	242.0	40.0	-45.0
GRP-015	6077267.8	452766.8	292.9	302.0	40.0	-60.0
GRP-016	6077267.5	452766.7	292.8	203.0	40.0	-75.0
GRP-017	6077299.7	452749.0	294.9	257.0	40.0	-45.0
GRP-018	6077299.2	452748.4	295.1	236.0	45.0	-60.0
GRP-019	6077227.7	452925.3	285.7	263.0	40.0	-45.0
GRP-020	6077228.1	452925.7	285.8	257.0	40.0	-60.0
GRP-021	6077220.4	452875.8	289.4	206.0	40.0	-45.0
GRP-022	6077220.7	452876.0	289.5	209.0	40.0	-65.0
GRP-023	6077139.5	452948.4	286.7	236.0	40.0	-45.0
GRP-024	6077450.8	452717.2	288.2	262.0	40.0	-45.0
GRP-025	6077450.8	452717.2	288.2	154.0	40.0	-65.0
GRP-026	6077454.4	452725.3	288.4	68.0	220.0	-45.0
GRP-027	6077455.0	452725.9	288.3	101.0	220.0	-65.0
SGP-001	6077518.9	452703.2	288.0	176.0	40.0	-45.0
SGP-002	6077518.7	452703.1	288.0	216.0	40.0	-60.0
SGP-003	6077506.3	452634.8	288.4	201.0	40.0	-45.0
SGP-004	6077506.0	452634.5	288.3	252.0	40.0	-60.0
SGP-005	6077541.6	452583.8	287.6	302.0	40.0	-45.0
SGP-006	6077541.3	452583.6	287.6	293.9	40.0	-60.0
SGP-007	6077624.2	452563.4	286.1	191.0	40.0	-45.0
SGP-008	6077623.7	452563.0	286.2	125.0	40.0	-60.0
SGP-008A	6077623.7	452563.0	286.2	248.0	40.0	-60.0
SGP-009	6077518.7	452705.7	288.0	146.0	220.0	-45.0
SGP-010	6077557.5	452542.1	287.4	247.0	40.0	-45.0
SGP-011	6077627.5	452565.5	286.1	107.0	220.0	-45.0

NAD83 - UTM Zone 14 – D-GPS

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About Snow Lake Resources Ltd.

Snow Lake is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the North American electric vehicle and battery markets.

Our wholly owned Snow Lake LithiumTM Project now covers a 59,587-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with respect to the timing of the Meeting. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including without limitation future actions by the Dissidents. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled “Risk Factors” in our registration statements and reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

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Legal Address		Mailing Address

242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8